UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42682

Youlife Group Inc.

(Exact name of registrant as specified in its charter)

Room C431, Changjiang Software Park

No.180 South Changjiang Road

Baoshan District, Shanghai 201900

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

On January 22, 2025, Youlife Group Inc., a company organized under the laws of the Cayman Islands (“Youlife” or the “Purchaser”), YouheHR Group Inc., a company organized under the laws of the Cayman Islands (“YouheHR”), and Lightred Investment Co., Ltd., a company organized under the laws of British Virgin Islands (the “Seller”) entered into a share exchange agreement (the “Agreement”). Upon closing, YouheHR will become a wholly-owned subsidiary of Youlife.

Pursuant to the Agreement, Youlife has agreed to acquire all of the issued and outstanding shares of YouheHR from the Seller, in exchange for certain newly issued Class A Ordinary Shares of Youlife (“Youlife Exchange Shares”). Youlife shall issue the Youlife Exchange Shares to be registered in the name of the Seller or the Seller’s designee within a reasonable period of time after the Closing. The exact number of Youlife Exchange Shares to be issued, which is 4,967,809, is be calculated by dividing RMB69.6 million by (1) the exchange rate (RMB central parity rate against the US dollar published by the China Foreign Exchange Trade System (CFETS) under the authorization of the People’s Bank of China on January 19, 2026, which, for the avoidance of doubt, is USD/RMB7.0051) and (2) USD2.0. If the per share price for the Youlife Exchange Shares upon issuance is less than USD2.0, Youlife shall be required to compensate the Seller in cash in an amount equal to the number of Youlife Exchange Shares multiplied by the difference between USD2.0 and the per share price for the Youlife Exchange Shares.

Pursuant to the Agreement, the Seller and the member of the management team identified in the Agreement shall be required to compensate Youlife if YouheHR fails to achieve the performance target during a performance evaluation period. The Agreement stipulates three performance evaluation periods, namely the full calendar year of 2026, 2027 and 2028, and the performance target in respect of each performance evaluation period is both the audited net profit of YouheHR and the audited operating cash inflows of YouheHR of not less than RMB12.0 million. The amount of compensation payable during each performance evaluation period shall be determined by five times of the shortfall of the audited net profit during that performance evaluation period against RMB12.0 million.

The Youlife Exchange Shares to be issued to the Seller will represent approximately 7.1% of the Company’s total issued and outstanding Class A Ordinary Shares and approximately 1.7% of total voting power of the Company immediately following completion of the transaction contemplated under the Agreement.

The closing of the transactions is subject to customary closing conditions, including internal corporate approvals of the parties, and is anticipated to occur on such date which shall be no later than two (2) business days after all of the conditions set forth in the Agreement have been satisfied or waived, or on such other date as YouheHR, the Seller and the Purchaser may unanimously agree.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

UNREGISTERED SALES OF EQUITY SECURITIES

Based in part upon the representations of Youlife in the Agreement, the issuance and sale of the Youlife Exchange Shares to the Seller was made in transactions not required for registration in reliance on the exclusion or exemption afforded by Regulation S and/or Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and corresponding provisions of state securities or “blue sky” laws.

None of the securities have been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements. Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy Class A Ordinary Shares or other securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chairman and Chief Executive Officer

Date: January 22, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 10.1	Share Exchange Agreement dated January 22, 2026 by and among Youlife Group Inc., YouheHR Group Inc., and Lightred Investment Co., Ltd.
Exhibit 99.1	Press Release

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